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                                                                  EXHIBIT 99.13




                              [ZAPATA LETTERHEAD]




August 12, 1997

VIA FACSIMILE (630-571-0959)
F. Edward Gustafson
Chairman of the Board, President and Chief Executive Officer
Envirodyne Industries, Inc.
701 Harger Road, Suite 190
Oak Brook, IL 60521

Dear Ed:

Zapata Corporation, as a 40% shareholder in Envirodyne, believes that it is important for the Board of Directors of Envirodyne to carefully exercise their fiduciary duty to obtain the highest price possible for Envirodyne.

As we have previously stated, Zapata believes that Envirodyne should put itself up for sale and engage a major nationally recognized investment banking firm to assist in maximizing shareholder value for all Envirodyne shareholders.

ZAPATA WILL ONLY SUPPORT A SALES PROCESS IN WHICH A LEVEL PLAYING FIELD IS ESTABLISHED FOR ALL POTENTIAL BIDDERS. UNDER THESE CIRCUMSTANCES, ZAPATA WOULD MAKE AN OFFER TO PURCHASE ENVIRODYNE.

It would be highly inappropriate for Envirodyne to enter into an agreement rewarding any break-up fees to Michael Heisley, a current Envirodyne director with access to non-public inside information, without first attempting to obtain the highest price for all shareholders. This would clearly be adverse to the interests of shareholders and may subject Envirodyne and its directors to significant and detrimental litigation and liability.

I know that you share with me the goal that all Envirodyne shareholders receive the maximum value for their stock holdings. I look forward to speaking with you soon.

Sincerely,


Avram A. Glazer



AAG/jb

cc:      Robert N. Dangremond
         Via Fax No. (212) 642-6942

         Gregory R. Page
         Via Fax No. (612) 742-7209

         Mark D. Senkpiel
         Via Fax No. (310) 235-5966

         BOARD OF DIRECTORS OF ZAPATA CORPORATION

         Joseph L. von Rosenberg III
         Executive Vice President
         Zapata Corporation